QuickLinks -- Click here to rapidly navigate through this document

File No. 70-9985

SECURITIES AND EXCHANGE COMMISSION

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

In accordance with the order of the Securities and Exchange Commission dated June 14, 2002, Holding Company Act Release No. 27539 (the "Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended June 30, 2003 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

Reporting Requirement No. 1:    The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Share Issuances:    E.ON did not issue any shares during the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During the Reporting Period, E.ON distributed 43,173 shares to employees who qualified by participating in an employee savings plan.

Debt Issuances:

Contract Date	Principal Amount (USD)	Interest Rate (%)	Maturity	Proceeds (EUR)	Proceeds (USD)
Various	—	Various	Short-Term	6,852,747,279.23*	$7,830,634,315.98*

*
Outstanding as of June 30, 2003.

    Exchange rate as of 6/30/2003:

    1 GBP = $1.64844

    1 EURO = $1.14270

    1 EURO = 0.69320 GBP

    1 CHF = $0.73514

1

Reporting Requirement No. 2:    The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:    NONE

Reporting Requirement No. 3:    E.ON's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a description of EWG and FUCO investments made during the Reporting Period and the aggregate investment in EWGs and FUCOs since the date of the Order.

Response:

        A.    As of June 30, 2003, E.ON's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $17,234 million.

        B.    As of June 30, 2003, E.ON's "consolidated retained earnings" computed in accordance with Rule 53(a) was USD $15,775 million.1

        C.    E.ON's aggregate investment in EWGs and FUCOs as of June 30, 2003, was $20,524 million.

        D.    E.ON's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings (as determined in accordance with Rule 53) was 130.11% as of June 30, 2003.

        E.    During the Reporting Period, E.ON made the following investments in EWGs and FUCOs:

Transaction	Amount
Investment in Gelsenberg	$2,744 million
Repayment by E.ON Energie of Intercompany Loans	$(1,143 million	)
Investment in Ruhrgas, through merger of E.ON Zehnte and Ruhrgas Holdings (formerly, E.ON Telecom)	$1,269 million
Repayment by Powergen Group Holdings of Intercompany Loans	$(743 million	)
Other	$28 million

Total	$2,155 million

Note: The above list describes the transactions during the Reporting Period which effected aggregate investment in EWGs and FUCOs. Aggregate investment in EWGs and FUCOs was also effected by changes in exchange rates.

        F.     E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to June 30, 2003 was $12,529 million.

Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending December 31, 2002 and June 30, 2003.

Reporting Requirement No. 4:    Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period:

Response:

Total Capitalization as of June 30, 2003: $67,126 million. Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 30.58%.

Net Utility Plant as of June 30, 2003: $39,506 million.

Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 51.95%.

Total Consolidated Assets as of June 30, 2003: $130,330 million.

Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 15.75%.

Market Value of Common Equity as of June 30, 2003: $33,355 million.

Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 61.53%.

Reporting Requirement No. 5:    A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the Reporting Period.

Response:

        A.    E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to June 30, 2003 was $12,529 million.

        B.    Limit on additional investments in EWGs and FUCOs as set forth in Order (i.e., $25 billion, plus proceeds of divestments up to $35 billion): $25,000 million*

        C.    Amount of unused investment authority: $12,471 million

*This does not reflect any proceeds of divestitures.

Reporting Requirement No. 6:    The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the Order, including any Acquisition debt.

Response: Outstanding as of June 30, 2003

Issuer	Type of Security	GBP	Euro	USD
E.ON AG	Long-Term Debt		6,600,000,000.00	$7,541,820,000.00
E.ON AG	Short-Term Debt		6,852,747,279.23	$7,830,634,315.98
E.ON AG	Guarantees	54,280,847	78,304,742.00	$89,478,828.00

* converted at exchange rate as of 6/30/2003 of 1 EURO = $1.1427 and 1 EURO = 0.6932 GBP

Reporting Requirement No. 7:    A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

Share issuances:

Date of Issuance	Issuing Company	Acquiring Company	Description of Security	Quantity	Par value	Proceeds (Euro)	Proceeds (USD)
3/04/03	E.ON US Investments Corp.(2)	E.ON US Holdings GmbH(1)	Class A Common	72 Shares	$.072		Contribution of 100% of E.ON North America Inc. (value: $650 million)

(1)
Formerly, E.ON US Verwaltungs GmbH

(2)
Formerly, Powergen US Investments Corp.

NOTE: During the Reporting Period, pursuant to Commission authorization in Holding Co. Act Release No. 27654 (Feb. 21, 2003), Powergen Luxemborg sarl transferred approximately 99.5% of the outstanding equity of Powergen US Investments Corp. to E.ON US Holdings GmbH for market value consideration.

Debt Issuances:

Date of Issuance**	Issuing Company	Acquiring Company	Principal Amount (USD)**	Interest Rate+	Maturity	Aggregate Proceeds (Euro)	Aggregate Proceeds (USD)††
05/21/03	E.ON UK Holding GmbH	E.ON AG	4,693,930,379.12		*	4,107,753,897.89	4,693,930,379.12
05/21/03	E.ON US Holding GmbH	E.ON AG	2,394,277,275.53		*	2,095,280,717.19	2,394,277,275.53
05/27/03	E.ON UK Limited	E.ON International Finance B.V.	971,383,565.00		*	1,110,000,000.00	971,383,565.00
06/13/03	E.ON UK Limited	NFK Finanzcontor GmbH	52,864,141.00		*	60,407,854.00	52,864,141.00
06/18/03	E.ON UK Limited	NFK Finanzcontor GmbH	1,866,652.00		*	2,133,023.00	1,866,652.00
06/19/03	E.ON UK Limited	NFK Finanzcontor GmbH	3,685,693.00		*	4,211,641.00	3,685,693.00
06/09/03	E.ON UK Limited	E.ON AG	505,319,931.00		*	577,429,085.00	505,319,931.00
06/02/03	Powergen Limited	E.ON UK Limited	706,857,100.00		*	807,725,608.00	706,857,100.00
06/27/03	Powergen Limited	E.ON UK Limited	318,751,816.00		*	364,237,700.00	318,751,816.00
06/27/03	Powergen UK plc	E.ON AG	12,624,486.00		*	14,426,000.00	12,624,486.00
06/30/03	Powergen UK plc	E.ON AG	63,008,664.00		*	72,000,000.00	63,008,664.00
03/25/03	Powergen UK plc	E.ON UK Limited	12,436,539.00		*	14,211,233.00	12,436,539.00
06/27/03	Powergen UK plc	POWERGEN LIMITED	318,751,816.00		*	364,237,700.00	318,751,816.00
05/27/03	Powergen UK plc	POWERGEN US HOLDINGS LTD	35,691,946.00		*	40,785,187.00	35,691,946.00
06/30/03	Powergen UK plc	ROYAL BANK OF SCOTLAND	16,411,832.00		*	18,753,800.00	16,411,832.00
06/30/03	Powergen UK plc	VEBA ELECTRONICS UK PLC	213,637,265.00		*	244,123,303.00	213,637,265.00
06/30/03	Powergen UK plc	Powergen Retail Limited	187,033,021.00		*	213,722,633.00	187,033,021.00
06/20/03	Powergen US Holdings Limited	E.ON AG	12,250,000.00		*	17,671,850.00	12,250,000.00
06/30/03	Powergen US Holdings Limited	E.ON AG	82,032,946.00		*	118,340,729.00	82,032,946.00
04/07/03	Powergen US Holdings Limited	POWERGEN LIMITED	396,845,100.00		*	453,474,896.00	396,845,100.00
06/23/03	Powergen US Holdings Limited	POWERGEN LIMITED	522,558,409.00		*	597,127,493.00	522,558,409.00
04/01/03	Powergen US Holdings Limited	Powergen UK Securities Limited	181,885,828.00		*	207,840,936.00	181,885,828.00
03/01/03	Powergen US Holdings Limited	Powergen UK Securities Limited	1,451,534,207.00		*	1,658,668,139.00	1,451,534,207.00
††
Exchange rate as of 6/30/2003:

1 GBP = $1.64844

1 EURO = $1.14270

1 EURO = 0.69320 GBP

1 CHF = $0.73514

+
Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b)

*
Revolving short-term loan facility

**
NOTE: These debt issuances consist of revolving credit facilities. Principal amount refers to the principal amount outstanding as of June 30, 2003. Date of issuance refers to the most recent renewal during the Reporting Period. The only debt initially incurred during the Reporting Period is as follows:

Date of Issuance	Issuing Company	Acquiring Company	Principal Amount (USD)
3/04/03	E.ON US Holding GmbH	E.ON AG	2,148,425,370.53
3/31/03	Powergen UK plc	E.ON UK Limited	12,436,539.00
1/1/03	Powergen US Holdings	Powergen UK Securities	181,885,828.00
3/1/03	Powergen US Holdings	Powergen UK Securities	1,451,534,207.00
6/13/03	Powergen UK plc	Royal Bank of Scotland	16,411,832.00
5/27/03	E.ON UK Limited	E.ON International Finance B.V.	971,383,565.00

Reporting Requirement No. 8:    The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below):

NONE

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$318,162,593
KU		$146,430,542
LG&E		$171,732,051

* A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

Reporting Requirement No. 9:    The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response: NONE

Reporting Requirement No. 10:    The amount and terms of any nonexempt financings consummated by any Non-Utility Subsidiary during the Reporting Period.

Response:

Borrower	Transaction Type	Principal Amount*	Lender	Collateral Given with Security
LG&E Capital Corp.	Intercompany Advances	$25,977,935	LG&E Power Inc.	N/A
LG&E Energy Marketing Inc.	Intercompany Advances	$52,636,816	LG&E Capital Corp.	N/A

* Reflects net change in intercompany advances during the Reporting Period.

Additionally, during the Reporting Period, LG&E Energy entered into two long-term loans from Fidelia Corporation, a wholly owned subsidiary of E.ON AG. The first loan was made February 14, 2003 for $100 million. The loan matures February 14, 2006 and has an interest rate of 2.80% per annum. Interest is payable semi-annually. The loan is unsecured.

The second loan was made March 24, 2003 in the amount of $50 million. It matures on March 24, 2006 and has an interest rate of 2.88% per annum. Interest is payable semi-annually. The loan is unsecured.

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$186,650,000	—
LG&E Capital Corp.	—	$186,550,000

Reporting Requirement No. 11: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto.

For LG&E and KU, see Exhibit A-3 attached hereto.

Reporting Requirement No. 12:    The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON UK plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response:

NONE

Reporting Requirement No. 13:    Paper copies of E.ON's filings on Form 20-F and reports to shareholders.

Response:

Interim Report for the period January 1—March 31, 2003 and Interim Report for the period January 1—June 30, 2003 were provided to the SEC Staff under separate cover.

Reporting Requirement No. 14:    The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response:

LG&E entered into a long-term loan with Fidelia Corporation, a wholly owned subsidiary of E.ON AG. The loan totaled $100 million, was dated April 30, 2003, and is due on April 30, 2013. The loan is unsecured and bears interest at 4.55% per annum.

KU entered into a long-term loan with Fidelia Corporation, a wholly owned subsidiary of E.ON AG. The loan totaled $100 million, was dated April 30, 2003, and is due on April 30, 2013. The loan is unsecured and bears interest at 4.55% per annum.

Reporting Requirement No. 15:    The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

Borrower	Transaction Type	Principal Amount*	Lender	Collateral Given with Security
LG&E International Inc.	Intercompany Loan	$4,495,149	LG&E Capital Corp.	N/A

* Reflects net change in intercompany loans during the Reporting Period.

Reporting Requirement No. 16:    Market-to-Book Ratio of E.ON's common stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of E.ON's common stock as of June 30, 2003: 106.54%.

Reporting Requirement No. 17:    Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to E.ON's other subsidiaries.

Response:

Increase [Decrease] in consolidated retained earnings for E.ON in the six-month period ended June 30, 2003:

    Consolidated retained earnings under US GAAP as of June 30, 2003: $17,234 million

    Consolidated retained earnings under US GAAP as of December 31, 2002: $14,041 million.

    Increase in consolidated retained earnings in six-month period ended June 30, 2003: $3,193 million

Increase [Decrease] in consolidated retained earnings for EWGs and FUCOs in the six-month period ended June 30, 2003:

    Retained earnings of EWGs/FUCOs under US GAAP as of June 30, 2003: $11,484 million

    Retained earnings of EWGs/FUCOs under US GAAP as of December 31, 2002: $7,015 million

    Increase in consolidated retained earnings of EWGs/FUCOs in the six-month period ended June 30, 2003: $4,469 million.

Exchange rates used in this Reporting Requirement No 17:

    As of June 30, 2003: 1 EURO = $1.1427

    As of December 31, 2002: 1 EURO = $1.0422

Reporting Requirement No. 18:    Statement of revenues and net income of each of E.ON's EWGs and FUCOs for the six months ended as of the end of the Reporting Period, identifying which EWGs and FUCOs were acquired during the Reporting Period.

Response:

Filed in paper under cover of Form SE; Confidential Treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 19:    Information required by Form U-9C-3 with regard to investments in Energy-Related Subsidiaries.

Response: No investments have been made in Energy-Related Subsidiaries pursuant to the authorization granted in the Order.

Exhibits

A-1
Capitalization table of E.ON AG at June 30, 2003.

A-2
Capitalization table of LG&E Energy Corp. at June 30, 2003. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

A-3
Capitalization table of LG&E and KU at June 30, 2003.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9985) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG

By:	/s/ ULRICH HUEPPE	By:	/s/ MICHAEL C. WILHELM
Name:	Ulrich Hueppe	Name:	Michael C. Wilhelm
Title:	General Counsel and Executive Vice President	Title:	Senior Vice President, Accountant
Dated:	September 26, 2003

EXHIBIT A-1
E.ON AG

        Capitalization at June 30, 2003

	(Millions $)	Percentage
Short-Term Debt	13,239	19.72
Long-Term Debt (including current maturities)	17,800	26.52
Common Equity*	36,087	53.76

Total	67,126	100.00

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-1

EXHIBIT A-3
UTILITY SUBSIDIARIES

Capitalization at June 30, 2003

(Millions Dollars)

	LG&E	KU
Short-Term Debt	171.7	146.4
Long-Term Debt (including current portion)	716.9	540.7
Preferred Stock	95.1	40.0
Common Equity*	864.8	839.0

Total	1,848.5	1,566.1

Percentages

	LG&E	KU
Short-Term Debt	9.30%	9.35%
Long-Term Debt (including current portion)	38.78%	34.53%
Preferred Stock	5.14%	2.55%
Common Equity*	46.78%	53.57%

Total	100.00%	100.00%

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-3

QuickLinks

SIGNATURE
EXHIBIT A-1 E.ON AG
EXHIBIT A-3 UTILITY SUBSIDIARIES